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Exhibit (a)(5)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

OPENWAVE SYSTEMS INC.,	:
:
Plaintiff,	:
:
v.	:
:
OREO ACQUISITION CO., LLC,	:	C.A. No.
HARBINGER CAPITAL PARTNERS	:
MASTER FUND I, LTD., and HARBINGER	:
CAPITAL PARTNERS SPECIAL	:
SITUATIONS FUND, L.P.,	:
:
Defendants.	:

COMPLAINT

        Plaintiff Openwave Systems Inc. ("Openwave" or the "Company")), by and through its undersigned attorneys, as and for its Complaint against defendants Oreo Acquisition Co., LLC, Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, "Harbinger"), alleges, upon knowledge as to its own acts and upon information and belief with respect to all other allegations herein, as follows:

INTRODUCTION

        1.     This action seeks a judicial declaration that the members of the Openwave board of directors (the "Openwave Board" or the "Openwave Directors") have fully complied in all respects with their fiduciary duties to the stockholders of Openwave in responding to a coercive tender offer from Harbinger.

        2.     On May 22, 2007, Openwave announced that it had received a partial tender offer from Harbinger (the "Offer") to acquire 40,389,560 shares of Openwave (representing approximately 49% of the outstanding shares) at a price of $8.30 per share. Taking into account the shares Harbinger reportedly owns, Harbinger would own approximately 62% of the total outstanding shares of Openwave if Harbinger's Offer were completed.

        3.     Those Openwave stockholders who do not tender into the Offer will not be offered the same price of $8.30 per share. Instead, those stockholders will be left with a minority interest in a company that could ultimately be delisted for, among other things, lack of trading volume.

        4.     In addition, Harbinger has already entered into agreements with BridgePort Networks ("BridgePort") that would become effective upon the completion of the Offer. Pursuant to these agreements, Openwave would, subject to approval by a reconstituted board of directors, acquire BridgePort Networks with Openwave stock and name BridgePort's CEO as the new President and CEO of Openwave. The effect of these transactions would be to dilute further those Openwave stockholders who do not tender into the Offer. Thus, stockholders who do not tender will be left with a diluted interest in a corporation run by a controlling stockholder.

        5.     Accordingly, if Harbinger were able to proceed with its Offer unimpeded by the Openwave Board, Openwave stockholders could be coerced into tendering into the Offer for reasons other than the value of the Offer.

        6.     The Board has received financial advice that Harbinger's offer price is inadequate, from a financial point of view.

        7.     For these reasons, among others, the Openwave Board recommended to Openwave stockholders not to tender into the Offer. In addition, Openwave refused to redeem its rights plan or to exempt Harbinger from Delaware's business combination statute, which are both conditions for closing the Offer. In so doing, the Openwave Board acted consistently with its fiduciary duties to other Openwave stockholders by protecting them from Harbinger's coercive Offer.

PARTIES

        8.     Plaintiff Openwave is a Delaware corporation with its principal place of business in California.

        9.     Defendant Oreo Acquisition Co., LLC is a Delaware limited liability company and a jointly owned subsidiary of defendant Harbinger Capital Partners Master Fund I, Ltd. (a Cayman Islands corporation), and defendant Harbinger Capital Partners Special Situations Fund, L.P. (a Delaware corporation). These three entities are the investment vehicles through which Harbinger seeks to complete its partial tender offer. Harbinger and its affiliates currently claim to own 11,110,000 shares of Openwave, representing approximately 13% of the outstanding shares.

FACTUAL ALLEGATIONS

Openwave explores strategic alternatives

        10.   On March 23, 2007, Openwave announced that it had retained Merrill Lynch & Co. ("Merrill Lynch") as its financial advisor to explore a range of strategic alternatives and options to enhance stockholder value, including a possible sale of Openwave.

        11.   Also on March 23, 2007, Openwave announced that effective March 22, 2007, David Peterschmidt had resigned as President and CEO and was replaced by Robert Vrij.

        12.   In connection with the exploration of strategic alternatives, the Openwave Board formed a Strategic Alternatives Committee, composed of former CEO David Peterschmidt, along with outside directors Masood Jabbar and Jerry Held.

        13.   That same day, Harbinger issued a press release in which it criticized the inclusion of Peterschmidt and Held on the Strategic Alternatives Committee. Although Harbinger asserted that "the board has put its interests and that of the senior management above those of shareholders and the Company," and asked that the committee "be comprised [sic] of 3 independent board members who will be able to make unbiased decisions," Harbinger's press release contained no information suggesting that any of the individuals appointed to the Strategic Alternatives Committee is biased or incapable of exercising disinterested and independent judgment.

Harbinger Launches Its Partial Tender Offer and "Take Under" Proposal

        14.   On May 22, 2007, Openwave announced that it had received an unsolicited partial tender offer from Harbinger for 40,389,560 shares of Openwave (representing approximately 49% of the outstanding shares) at a price of $8.30 per share. The Offer is subject to the following conditions, among others:

  •
  40,389,560 shares of Openwave stock must be tendered;

  •
  The Openwave Board must exempt Harbinger from the limitations imposed by Section 203 of the Delaware General Corporation Law ("DGCL");

  •
  The Openwave Board must redeem Openwave's rights plan or otherwise make it inapplicable to the Offer;

  •
  The Openwave Board must resign and accept Harbinger's designees as their replacements; and

  •
  Harbinger must have negotiated and executed an employment agreement with BridgePort's CEO, Mike Mulica.

        15.   The Offer expires at 12:00 midnight EDT on June 19, 2007, unless extended.

        16.   Harbinger has stated publicly that, if it acquires majority control of Openwave, it intends to "recommend" that Openwave "acquire" BridgePort Networks by merger, using $45 million in Openwave stock as acquisition currency. This "acquisition," however, would be one in which management of the acquired company would replace Openwave's existing management; i.e., Openwave would appoint BridgePort's CEO Mike Mulica as Openwave's new President and CEO.

        17.   Harbinger has already entered into a merger agreement with BridgePort, and intends to enter into an employment agreement with BridgePort's CEO. If it succeeds in obtaining majority control of Openwave, Harbinger would use its position as controlling stockholder to force Openwave to assume those agreements, subject only to the approval of Harbinger's hand-picked director designees.

The Openwave Board Reviews and Considers Harbinger's Partial Tender Offer and Related Proposals

        18.   Upon receiving the Offer, Openwave said that it would carefully review and consider it, and, within ten business days, advise Openwave's stockholders as to the Openwave Board's position and the reasons for that position. Openwave urged its stockholders to defer any decision to accept or reject the Offer until the Openwave Board gave its recommendation.

        19.   In a series of meetings held on May 22, 25, 30, and June 3, 2007, the Openwave Board met and discussed the Harbinger tender offer. The Openwave Directors also received detailed financial presentations from Merrill Lynch, including but not limited to Merrill Lynch's opinion that Harbinger's offer price is inadequate from a financial point of view.

        20.   The Openwave Board considered, among other things, the coercive aspects of the Offer. Only those who tendered into the partial tender offer would receive the Offer price, and the Offer contains no plans to offer the same price to any Openwave stockholders beyond the holders of 40,389,560 shares, or to cash out the remaining stockholders at a fair price. In addition, Harbinger's use of Openwave stock to acquire BridgePort will further dilute Openwave's non-tendering public stockholders. Moreover, although Harbinger has stated its current intention to continue to make public filings (and qualify Openwave stock to remain listed), Harbinger has not made any legally binding commitment to do so. It appears likely that the market for the Openwave stub security would be thinly traded, which could lead to Openwave stock being delisted, making the market for Openwave stock even less liquid. In addition, the disclosures made in connection with the Offer contain no financial targets and virtually no information about BridgePort, which would effectively be the acquiring business. Although the disclosures mention three small contracts between Openwave and BridgePort, the latter appears to be a startup company with no meaningful assets and no revenues. Thus, a stockholder who does not tender will be faced with the threat of a diluted minority interest with sharply reduced liquidity, in a company with significant uncertainty. In addition to creating structural coercion, these factors reduce the expected value of the Offer to Openwave stockholders.

        21.   The Openwave Board considered the risks associated with the Offer. Among other things, Harbinger's condition that an employment agreement be reached with BridgePort's CEO is highly unusual, and gives him a tremendous amount of leverage. Harbinger also does not appear to have considered the possibility that Mulica might become unable to fulfill the duties of CEO before consummation of its Offer.

        22.   The Openwave Board made its determinations after considering a full range of options and a thorough review of strategic alternatives. During the process that commenced in early March 2007 through May 15, 2007, Openwave's financial advisor contacted, and received preliminary expressions of interest in engaging in exploratory discussions from, numerous potential acquirors of Openwave. However, these discussions did not result in an agreement to sell the Company. Accordingly, the Board has directed management to focus its energies on implementation of the Company's stand-alone plan. Elements of the stand-alone plan include payment of a $100 million dividend, implementation of cost savings and headcount reduction, and refocusing the company's product portfolio.

        23.   In contrast to the Offer, maintaining Openwave as a standalone company would allow all stockholders to share in any upside, rather than limiting upside potential to a controlling stockholder.

        24.   The Openwave Board resolved not to recommend the Offer to Openwave stockholders and not to act to fulfill the conditions in the Offer.

COUNT I: DECLARATORY JUDGMENT

        25.   Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

        26.   As directors of a Delaware corporation, the Openwave Directors owe fiduciary duties of care and loyalty to all of Openwave's stockholders, and not just Harbinger.

        27.   Because the Offer is both coercive and inadequate to stockholders from a financial point of view, the Openwave Board would be remiss in its duties if it were to redeem Openwave's rights plan or to exempt Harbinger from Section 203, both conditions which must be satisfied before the Offer can be completed.

        28.   If the Openwave Directors were to resign their posts and leave Openwave in the hands of Harbinger's hand-picked director designees, which is another condition of the Offer, that would only further exacerbate what would effectively be a gross abdication of their responsibilities as directors.

        29.   Plaintiff seeks a judicial declaration that the Openwave Board has fully complied with its fiduciary duties (i) in recommending that stockholders not tender into the Offer, (ii) in refusing to redeem Openwave's rights plan, (iii) in refusing to exempt Harbinger from Section 203, and (iv) in declining to resign their positions as directors.

        30.   Plaintiff has no adequate remedy at law.

REQUEST FOR RELIEF

        WHEREFORE, Plaintiff respectfully requests that this Court:

          (a)   Declare and decree that Openwave's Directors have fully complied in all respects with their fiduciary duties to Openwave's stockholders;

          (b)   Temporarily, preliminarily and permanently enjoin Harbinger and its employees, agents, and all persons acting on its behalf from acting to frustrate the Openwave Directors from fulfilling their fiduciary duties and obligations; and

          (c)   Grant such other and further relief as the Court may deem just and proper.

Respectfully submitted,

/s/  EDWARD WELCH
Edward P. Welch (I.D. No. 671)
Edward B. Micheletti (I.D. No. 3794)
Stephen D. Dargitz (I.D. No. 3619)
SKADDEN, ARPS, SLATE,
    MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000
Attorneys for Plaintiff
Openwave Systems Inc.
Dated: June 4, 2007

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
COMPLAINT
INTRODUCTION
PARTIES
FACTUAL ALLEGATIONS Openwave explores strategic alternatives
Harbinger Launches Its Partial Tender Offer and "Take Under" Proposal
The Openwave Board Reviews and Considers Harbinger's Partial Tender Offer and Related Proposals
COUNT I: DECLARATORY JUDGMENT
REQUEST FOR RELIEF